                                                                EXHIBIT 11(a)(8)


NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO CANADA OR JAPAN

FOR IMMEDIATE RELEASE                                            14TH JUNE, 1999

             STAGECOACH AGREES TO ACQUIRE COACH USA FOR $1.2 BILLION

- Stagecoach, the international passenger transport company, today announces the agreed acquisition of Coach USA, the largest provider of motorcoach charter, tour and sightseeing services and one of the largest non-municipal providers of commuter and transit motorcoach services in the United States.

- Stagecoach and Coach USA have entered into an agreement under which a subsidiary of Stagecoach will make a tender offer of $42 per share in cash to acquire the common stock of Coach USA. The offer values Coach USA's fully diluted share capital as at 31st March, 1999 at approximately $1,237 million (pound sterling773 million). This represents a premium of 41% to the closing price on the New York Stock Exchange on 7th June, 1999, the day prior to speculation regarding a possible acquisition of Coach USA for $42 per share. In addition, Stagecoach will assume Coach USA's net indebtedness which, as at 31st March, 1999, was $638 million (pound sterling399 million). Net of proceeds to be received from the exercise of options, this figure would be adjusted to $571 million (pound sterling357 million).

- Coach USA is already established as a successful US carrier with strong operational management and financial disciplines. The acquisition of Coach USA offers Stagecoach a strategic entry into the North American market with a leading market position and a successful and committed management team.

- Stagecoach is entering the fragmented North American market at an early phase in its consolidation. Coach USA is one of the leading consolidators in the US market, having completed over 70 acquisitions since its initial public offering in May 1996. The enlarged group will enjoy a stronger financial platform from which to continue Coach USA's successful growth strategy.

- Stagecoach intends that the senior management of Coach USA will be incentivised to participate in the continuing growth of the business. In addition, certain executives of Coach USA intend to invest $10 million in Stagecoach shares and to enter into other incentivisation arrangements.

- Stagecoach has agreed the terms of a $2.25 billion loan facility with Credit Suisse First Boston, J.P. Morgan, The Royal Bank of Scotland plc and Bank of Scotland, part of which will also be used to refinance Coach USA and existing Stagecoach facilities. Following completion of the tender offer, Stagecoach intends in due course to refinance at least $1 billion of the facility through access to the debt capital markets and an internationally marketed offering of equity or equity-related securities.

     - The Acquisition is conditional, inter alia, on tender of at least a majority of the Coach USA shares on a fully diluted basis and on approval by Stagecoach shareholders, as well as certain regulatory and other consents. The tender offer for Coach USA is expected to close in the third quarter of 1999.

     - The Merger Agreement provides for the payment to Stagecoach of a $35 million termination fee in certain circumstances.

     - Directors of Coach USA have irrevocably undertaken to tender their shares in the offer and not to withdraw such tender in respect of approximately 8% of Coach USA's issued share capital.

     - Stagecoach's earnings per share before goodwill amortisation are expected to be immediately enhanced following completion of the Acquisition.

Commenting on the transaction, Brian Souter, Chairman of Stagecoach, said:

"I am delighted that we are entering the North American market at an early stage in its consolidation with the prospect of exciting growth opportunities. In Coach USA we are acquiring an excellent company which has already built a strong position in North America. Our two companies have a shared background of successful growth by acquisition and we have found a high degree of compatibility between the two management teams."

Larry King, Chairman and Chief Executive of Coach USA, said:

"I believe that in Stagecoach we have identified the ideal partner who can provide the financial flexibility and resources to support our next growth phase. The Coach USA management team looks forward to working alongside the management of Stagecoach to meet our collective objectives in North America."

This summary should be read in conjunction with the full text of this announcement.

In connection with the proposed acquisition, Stagecoach has been advised by J.P. Morgan and Noble Grossart Limited. Credit Suisse First Boston is acting as corporate broker to Stagecoach. Coach USA has been advised by Morgan Stanley Dean Witter.

An analysts' and investor meeting regarding the acquisition will be held today at 10:00 a.m. at J.P. Morgan, 60 Victoria Embankment, London, EC4Y 0JP. A press conference will be held at 12:00 noon at the same location.

ENQUIRIES:

STAGECOACH HOLDINGS PLC
Brian Souter                            0171 325 8900
Executive Chairman
Mike Kinski                             0171 325 8900
Group Chief Executive
Keith Cochrane                          0171 325 8900
Group Finance Director
Rob Ballantyne                          0171 325 8900
Head of Corporate Communications

SMITHFIELD FINANCIAL
John Kiely                              0171 360 4900

KEKST AND COMPANY
Ruth Pachman                            00 1 212 521 4891

J.P. MORGAN
Daniel Chamier (London)                 0171 325 5506
Jim Hamilton (New York)                 00 1 212 648 7801

NOBLE GROSSART
David Mathewson                         0131 226 7011

COACH USA
Larry King                              0171 325 8900
Chairman and Chief Executive Officer

J.P. Morgan and Noble Grossart Limited, which are regulated by The Securities & Futures Authority Limited, are acting for Stagecoach in connection with this transaction and for no one else and will not be responsible to anyone other than Stagecoach for providing the protections afforded to customers of J.P. Morgan and Noble Grossart Limited or for providing advice in relation to this transaction.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO CANADA OR JAPAN

FOR IMMEDIATE RELEASE                                            14TH JUNE, 1999

             STAGECOACH AGREES TO ACQUIRE COACH USA FOR $1.2 BILLION

Stagecoach and Coach USA have entered into an agreement under which a subsidiary of Stagecoach will make a tender offer of $42 per share in cash to acquire the common stock of Coach USA. The offer values Coach USA's fully diluted share capital as at 31st March, 1999 at approximately $1,237 million (pound sterling773 million). This represents a premium of 41% to the closing price on the New York Stock Exchange on 7th June, 1999, the day prior to speculation regarding a possible acquisition of Coach USA for $42 per share. In addition, Stagecoach will assume Coach USA's net indebtedness which, as at 31st March, 1999, was $638 million (pound sterling399 million). Net of proceeds to be received from the exercise of options, this figure would be adjusted to $571 million (pound sterling357 million).

INFORMATION ON COACH USA AND ITS MARKETPLACE

The US motorcoach industry is highly fragmented with approximately 5,000 motorcoach operators in a c. $20 billion market; similar fragmentation exists in the c.$5 billion airport ground transportation, taxicab and paratransit service markets. Opportunities also exist in the $15 billion schoolbus market. The motorcoach industry in the United States can be broadly divided into three types of services:

-    Recreation and excursion (charter, tour and sightseeing); -

-    Commuter and transit (including outsourcing and privatisation contracts);
     and

-    Regularly scheduled intercity service.

Coach USA was founded in September 1995 to create a nationwide provider of motorcoach and other ground transportation services. Since Coach USA's initial public offering in May 1996, Coach USA has acquired over 70 motorcoach and taxicab businesses.

Coach USA is the largest provider of motorcoach charter, tour and sightseeing services and one of the largest non-municipal providers of commuter and transit motorcoach services in the United States. Coach USA also provides airport ground transportation, paratransit, taxicab and other related passenger ground transportation services. Coach USA operates in 33 states across North America, with operating locations in over 120 cities, including 23 of the top 25 motorcoach and convention cities. It operates approximately 9,500 motorcoaches, taxicabs and other high occupancy vehicles, with over half of the fleet less than five years old.

Summary financial information on Coach USA

                                                                                               YEAR ENDED 31 DECEMBER
                                                                    --------------------------------------------------
                                                                      1996                   1997                1998
Revenues ($ million)                                                 325.7                  542.8               803.6
Income from Operations ($ million)                                    37.3                   77.5               126.1
Net Income ($ million)                                                16.8                   31.4                53.8
Basic EPS ($)                                                         1.14                   1.46                2.23
Diluted EPS ($)                                                       0.95                   1.46                2.14

Note:
(1)      Coach USA figures shown under US GAAP.

Further information on Coach USA is set out in Appendix II.

BENEFITS OF AND STRATEGIC RATIONALE FOR THE ACQUISITION

The Board of Stagecoach believes that Coach USA represents an ideal opportunity for Stagecoach to transfer its proven acquisition and operational skills to the North American market. Since its flotation Coach USA has focused on establishing strong regional positions across the US through an aggressive acquisition programme. Stagecoach intends to support and build on Coach USA's existing strategy to expand and enhance its position as the leading provider of motorcoach, airport ground transportation and taxicab services in the United States.

Coach USA brings with it a number of key strengths which differentiate it as a suitable platform for Stagecoach to develop its North American presence. Although it is not an interstate bus line, Coach USA has established a national presence in the US motorcoach industry enabling regional and national marketing, cross-servicing of its vehicle fleet and additional value creation through further acquisitions. As the leading US consolidator of motorcoach companies, Coach USA's management team has proven adept at identifying, acquiring and integrating a large number of complementary businesses. Furthermore, Coach USA is well placed to take advantage of further opportunities in the $15 billion schoolbus market. Stagecoach intends that the senior management of Coach USA will be incentivised to participate in the continuing growth of the business. In addition, certain executives of Coach USA intend to invest $10 million in Stagecoach shares and to enter into other incentivisation arrangements.

In addition to consolidation opportunities through further acquisitions, a number of industry trends suggest increasing demand for Coach USA's services, with significant opportunities for organic growth. These include the expected growth of the US travel and tourism industry, a fast growing industry in the US; continued privatisations by both state and local governments of commuter and transit services and ancillary services such as paratransit services; the continued outsourcing of transport services by hotels, casinos, rental car companies and colleges that operate large motorcoach fleets and other high occupancy vehicles; increasing traffic congestion in metropolitan areas where motorcoach and related carriers are an increasingly viable alternative to capital intensive projects; increasing traffic congestion at airports where Coach USA is introducing its Express Shuttle US brand in all airports; and the continued use of taxicabs at airports and by local commuters seeking to avoid congestion.

Stagecoach's earnings per share before goodwill amortisation are expected to be immediately enhanced following completion of the transaction.

BOARD AND MANAGEMENT

Larry King will remain as Chairman and CEO of Coach USA. Coach USA's Board will be strengthened by the appointment of Mike Kinski, Brian Souter and Keith Cochrane. Larry King will be invited to join the Board of Stagecoach as an executive director once the Acquisition is completed and all necessary regulatory approvals have been received.

FINANCING

Stagecoach has agreed the terms of a $2.25 billion loan facility with Credit Suisse First Boston, J.P. Morgan, The Royal Bank of Scotland plc and Bank of Scotland, part of which will also be used to refinance Coach USA and existing Stagecoach facilities. Following completion of the tender offer for Coach USA, Stagecoach intends in due course to refinance at least $1 billion of the facility through access to the debt capital markets and an internationally marketed offering of equity or equity-related securities.

INFORMATION ON STAGECOACH

Stagecoach is an international passenger transport company with its head office in Perth, Scotland. It operates bus, train and airport businesses in the United Kingdom, buses and ferries in New Zealand, buses in Sweden, Finland, Portugal, Australia, Hong Kong and China together with strategic investments in railways in the United Kingdom and toll roads in China. The Stagecoach group employs approximately 37,000 people worldwide.

At the close of business on 11th June, 1999, Stagecoach had a market capitalisation of pound sterling3,091 million.

Summary financial information on Stagecoach


                                                                                                     YEAR ENDED 30 APRIL
                                                                               -----------------------------------------
                                                                               1998                     1999 (UNAUDITED)
Turnover (pound sterlingmillion)                                               1,347.0                          1,548.4
Total operating profit (pound sterlingmillion)                                   216.3                            274.7
Profit after tax (pound sterlingmillion)                                         113.6                            158.3
EPS (basic)                                                                       9.5p                            12.0p
DPS net                                                                           2.4p                             3.0p

Notes:
(1)  Stagecoach figures shown in UK GAAP.
(2)  1998 EPS restated to take into account 5:1 stock split on 19 October 1998.
(3) 1998 figures restated to reflect Financial Reporting Standard Numbers 11 and 12

Further information on Stagecoach is set out in Appendix I.

TERMS AND STRUCTURE OF THE ACQUISITION

Stagecoach and Coach USA have entered into a definitive Merger Agreement under which a subsidiary of Stagecoach will make a tender offer for all Coach USA shares for $42 per share in cash. Following successful completion of the tender offer, Coach USA will merge with a wholly owned subsidiary of Stagecoach and holders of Coach USA shares will receive $42 per share in cash. The tender offer for Coach USA is expected to close in the third quarter of 1999.

Shareholder, Regulatory and Other Approvals

The transaction is conditional on a number of approvals and other customary conditions. Principal requirements are acceptance or approval by both Stagecoach and Coach USA shareholders and approval by various regulatory bodies, including receipt of an informal advisory opinion from the staff of the United States Surface Transportation Board ("STB") relating to the voting trust agreement described below.

Shareholder approval - Stagecoach

The transaction will be subject to the approval of Stagecoach shareholders at an extraordinary general meeting which is expected to take place in July 1999. Formal documentation relating to the transaction will be dispatched to Stagecoach shareholders as soon as possible. This documentation will include the notice of the extraordinary general meeting, full details of the transaction (including further information on Coach USA), and will specify the necessary action to be taken by Stagecoach shareholders. Brian Souter and Ann Gloag, both directors of Stagecoach, have undertaken to vote in favour of the resolution to be proposed at the forthcoming extraordinary general meeting to approve the Acquisition in respect of their beneficial holdings of Stagecoach shares representing, in aggregate, 24% of the current issued share capital.

Shareholder acceptance - Coach USA

The tender offer will be conditional on, among other things, the tender of at least a majority of the shares of Coach USA common stock on a fully diluted basis. Following successful completion of the tender offer, Stagecoach and its subsidiaries will be able to approve a second step merger, in which remaining Coach USA shareholders will receive the same $42 cash price per share, without the approval of any other Coach USA shareholders. A formal Offer to Purchase and related documentation will be dispatched to Coach USA shareholders no later than 18th June, 1999, and will include details of the transaction and instructions for tendering Coach USA shares. The tender offer will close 20 business days after its commencement, unless extended in accordance with the terms of the offer and the Merger Agreement.

Regulatory approvals

The tender offer will be subject to receipt of informal approval by the staff of the STB of a required voting trust agreement. Coach USA shares acquired by Stagecoach in the tender offer and the merger will be placed in the voting trust pending full approval by the STB. However, other than the informal approval of the voting trust agreement, STB approval will not be a condition to the transaction.

The US Department of Justice and Federal Trade Commission will be given formal notice of the Merger Agreement under the Hart-Scott-Rodino Antitrust Improvements Act, and the transaction is subject to expiration or termination of the applicable waiting period. In addition, the transaction is subject to various requirements of other relevant authorities.

Merger Agreement

The Merger Agreement sets out the conditions to the tender offer and the merger. The Offer to Purchase will also describe these conditions. The Merger Agreement also contains certain termination rights, mutual representations and warranties and various covenants relating to the operation of Coach USA and other matters. The Merger Agreement provides for a termination fee of $35 million to be paid by Coach USA to Stagecoach if the Merger Agreement is terminated in certain circumstances. The Merger Agreement also provides for a termination fee of $25 million to be paid to Coach following, in certain circumstances, a change in the recommendation of the Stagecoach board to Stagecoach shareholders to vote in favour of the Acquisition. A summary of all the terms of the Merger Agreement will be included in the documentation sent to Coach USA shareholders in connection with the tender offer.

ENQUIRIES:

STAGECOACH HOLDINGS PLC
Brian Souter                            0171 325 8900
Executive Chairman
Mike Kinski                             0171 325 8900
Group Chief Executive
Keith Cochrane                          0171 325 8900
Group Finance Director
Rob Ballantyne                          0171 325 8900
Head of Corporate Communications

SMITHFIELD FINANCIAL
John Kiely                              0171 360 4900

KEKST AND COMPANY
Ruth Pachman                            00 1 212 521 4891

J.P. MORGAN
Daniel Chamier (London)                 0171 325 5506
Jim Hamilton (New York)                 00 1 212 648 7801

NOBLE GROSSART
David Mathewson                         0131 226 7011

COACH USA
Larry King                              0171 325 8900
Chairman and Chief Executive Officer

J.P. Morgan and Noble Grossart Limited, which are regulated by The Securities & Futures Authority Limited, are acting for Stagecoach in connection with this transaction and for no one else and will not be responsible to anyone other than Stagecoach for providing the protections afforded to customers of J.P. Morgan and Noble Grossart Limited or for providing advice in relation to this transaction.

APPENDIX I: INFORMATION ON STAGECOACH

DESCRIPTION

UK Bus

Stagecoach has approximately a 16% share of the UK bus market. The company has a fleet of 7,500 buses with an average age of seven years, the lowest in the industry. In 1998, the UK bus business was restructured from nineteen individual companies into three regions.

Overseas Bus

Outside the UK Stagecoach runs bus services in Sweden, Finland, Portugal, New Zealand (in conjunction with ferries), Australia, Hong Kong and China.

Train Operations

Stagecoach holds two UK rail franchises - South West Trains, which is the biggest single franchise in the UK, and the Island Line. Both franchises were awarded for seven years in 1996. In 1998, Stagecoach purchased a 49% shareholding in Virgin Rail Group, operator of the West Coast Main Line and CrossCountry franchises, both of which run to 2012.

Porterbrook

Porterbrook is one of three rolling stock companies which currently own the entire fleet of UK railway stock. Porterbrook provides rolling stock under operating leases to eighteen of the twenty-five UK train operating companies and carries out heavy maintenance on the rolling stock.

Prestwick Airport

Stagecoach acquired Prestwick Airport in April 1998. Prestwick currently handles over 600,000 passengers per annum and 52,000 freight tonnes per annum.

Road King

Stagecoach acquired a minority stake in Road King, a Chinese toll road operator, in April 1998.

STAGECOACH SUMMARY GROUP PROFIT AND LOSS ACCOUNTS
PRESENTED UNDER UK GAAP

                                                                                                YEARS ENDED 30 APRIL
                                                                                ------------------------------------
(pound sterling million)                                                           1998             1999 (unaudited)
Group Turnover                                                                  1,347.0                      1,548.4
Total Operating Profit (including share of joint
 ventures and associates)                                                         216.3                        274.7
Profit on ordinary activities before taxation                                     155.7                        210.1
                                                                                -------                      -------
Profit/(loss) for the year                                                        113.5                        158.4
                                                                                -------                      -------
Earnings per ordinary share (basic)                                                9.5p                        12.0p
Dividends per ordinary share                                                       2.4p                         3.0p

1998 EPS restated to take into account subdivision of ordinary shares from 2.5p to 0.5p on 19 October 1998.



STAGECOACH SUMMARY GROUP BALANCE SHEETS
PRESENTED UNDER UK GAAP

                                                                                                YEARS ENDED 30 APRIL
                                                                                ------------------------------------
(pound sterling million)                                                           1998             1999 (unaudited)
Fixed assets                                                                    1,520.1                      2,105.8
                                                                                -------                      -------
Current assets                                                                    331.0                        516.4
Creditors: amounts falling due within                                           (600.0)                      (706.3)
    one year
                                                                                -------                      -------
Net current liabilities                                                         (269.0)                      (189.9)
                                                                                -------                      -------
Total assets less current liabilities                                           1,251.1                      1,915.9
                                                                                -------                      -------
Creditors: amounts falling due after                                            (741.7)                      (950.8)
    more than one year
Provisions                                                                      (239.3)                      (234.1)
                                                                                -------                      -------
Net assets                                                                        270.1                        731.0
                                                                                -------                      -------

Equity shareholders' funds                                                        269.8                        731.0
Minority interests                                                                  0.3                          0.0
                                                                                -------                      -------
Capital employed                                                                  270.1                        731.0
                                                                                -------                      -------

1998 figures restated to reflect Financial Reporting Standard Numbers 11 and 12.

APPENDIX II: INFORMATION ON COACH USA

DESCRIPTION

Coach USA was founded in September 1995 to create a nationwide provider of motorcoach and other ground transportation services.

It is the largest provider of motorcoach charter, tour and sightseeing services and one of the largest non-municipal providers of commuter and transit motorcoach services in the United States. Coach USA also provides airport ground transportation, paratransit, taxicab and other related passenger ground transportation services. Coach USA operates in 33 states and provinces across North America, with operating locations in over 120 cities, including 23 of the top 25 motorcoach and convention cities. It operates approximately 9,800 motorcoaches, taxicabs and other high occupancy vehicles, with over half of the fleet less than five years old.

A detailed description of the services provided by Coach USA is set out below.

Recreation and Excursion

-        Charter and Tour Services
Charter services are provided on a fixed daily rate, based on mileage and hours of operation. Coach USA offers both daily and long-term charter and tour arrangements (as long as 30 days) with various levels of luxury and price. Coach USA has arrangements with tour agencies to provide various levels of service and equipment for agent-sponsored and organised tours. Under these arrangements, Coach USA contracts with tour agencies to provide the motorcoach and driver at a fixed daily rate. To increase equipment utilisation, it also regularly offers shorter charter services to various social groups or other organisers for transportation to events or specific destinations. In some instances, Coach USA organises its own tours and markets them on a per passenger basis.

-        Sightseeing
Coach USA provides per seat sightseeing services on a scheduled basis at an advertised or published price. Customers can make reservations for the tours or simply board on an "open-door" basis at scheduled locations. Payment is made by the customer, or through a travel agent or a hotel on a per seat basis. Coach USA uses a network of hotel lobby ticket counters, hotel concierges and travel agents to sell sightseeing tours.

-        Airport Service
Coach USA picks up passengers at airports in various cities and transports them to and from their hotel, casino, cruise ship or convention site. Coach USA uses motorcoaches and other high occupancy vehicles to provide passenger ground transportation services to, from and between airports in certain cities in which Coach USA operates. These services are provided on either a fixed schedule or on a demand basis. Customers can arrange for services through computerised reservations systems or through ticket purchases at a service desk at the airport.

-        Specialised Destination Route Services
Coach USA provides specialised destination route services, including daily scheduled services to casinos in various gaming states including Connecticut, New Jersey, Louisiana, Nevada, Colorado and Mississippi. Luxury motorcoaches pick passengers up at specified locations. Customers are taken on an "open-door" basis or by reservation. Tickets are also sold on a per seat basis through agents and at specified locations.

Commuter and Transit Services

-        Commuter Services
In most of Coach USA's commuter services, fixed routes are serviced on a daily basis. Most of these routes are owned (as a result of federal or state regular route authority) by one of Coach USA's individual operating subsidiaries. Many of the motorcoaches that are dedicated to commuter service are owned by a state or municipal transit authority and provided to Coach USA at nominal rent or given by such authority at a nominal rent or given by such authority to service a particular route. In all cases, Coach USA employs the drivers and operations personnel and is responsible for maintenance of the equipment. Coach USA is paid through individual ticket purchases or through a fare box. Contracts with transit authorities for commuter services typically have one to three year terms and are periodically reviewed for rate and fare increases. Commuter services are provided daily.

-        Outsourcing Contracts
Coach USA has agreements with various corporations, institutions and government entities to provide motorcoaches, drivers and equipment for their employees and customers. Coach USA believes that these entities look for opportunities to outsource non-core activities as a means to better manage their capital and operating revenues and improve their profitability.

-        Privatisation Transit Contracts
In privatisation transit contracts, Coach USA contracts with a transit authority to service fixed routes on a daily basis. The route schedules are established by the transit authority. Coach USA operates dedicated equipment owned either by the company or by the transit authority. In each instance, Coach USA employs the drivers and operations personnel and is responsible for equipment maintenance. Coach USA receives a fixed amount from the municipality based on a number of miles or hours operated. Contracts for this service range in length from three to five years and are periodically reviewed for rate increases.

-        Regional Line Runs
Coach USA operates motorcoach transportation services in certain limited regional areas of the country on a daily basis. The route schedules are established in advance to provide seamless ground transportation services to customers. Coach USA is generally paid for these services through individual tickets, which are either pre-sold or are purchased on the date Coach USA renders service.

-        Paratransit Services
Coach USA contracts with agencies of various counties that are responsible for co-ordinating the non-emergency transportation of medical aid patients. Following receipt of patient reservation schedules, it provides the scheduled services, usually through the use of independent contractor drivers, and invoices the county organisation for the services provided. These contracts are generally on a multi-year basis and require that certain performance standards are met.

Taxicab Services

Coach USA's taxicab revenues are derived primarily from services provided to independent contractors that own or lease and operate vehicles under one of Coach USA's trade names. The independent contractor drivers pay a weekly or daily fee for dispatching and use of the vehicle equipment, use of operating rights, charge account, contractual liability indemnity and other services. The independent contractor collects and retains the fares from the passenger. Fares charged to passengers are subject to municipal or state regulatory approval. In addition to the daily or weekly fee paid to Coach USA by the drivers for dispatching and other support services, revenues are derived through vehicle sales and financing services to drivers, maintenance, parts and labour provided to drivers and vehicle mini-billboard advertising.

-        Radio Dispatched Services
Radio dispatched services are provided primarily on a call-in basis. When a customer makes a request for the services, the closest available vehicle is notified through Coach's computer dispatching system. The driver of the identified vehicle accepts the trip and picks up the customer.

-        Airport Services
Coach USA provides taxicab services to passengers going to and coming from airports in certain municipalities. Most services are provided on a demand basis as passengers exit the airport and summon a taxicab at the airport cab station. Services for passengers travelling to the airport are provided through advance reservations.

COACH USA SUMMARY CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
PRESENTED UNDER US GAAP

                                                 3 MONTHS ENDED 31 MARCH                  YEARS ENDED 31 DECEMBER
                                                 -----------------------------     -----------------------------------
($ million)                                            1998             1999           1996         1997          1998
                                                   (UNAUDITED)
Revenues                                              150.0            201.6          325.7        542.8         803.6
Income from operations                                 11.8             16.9           37.3         77.5         126.1
Income before income taxes and
extraordinary items                                     4.0              5.9           24.3         54.4          89.2
Income before extraordinary items and                   2.4              3.6           14.1         32.3          54.4
change in accounting principle
Extraordinary items and effect of
change in accounting principle (net
of tax)                                                   -            (5.2)            2.6        (0.9)         (0.6)

Net income/(loss)                                       2.4            (1.6)           16.7         31.4          53.8




                                                3 MONTHS ENDED 31 MARCH                   YEARS ENDED 31 DECEMBER
($ million)                                            1998             1999           1996         1997          1998
                                                -------------------------------     ----------------------------------
                                                   (UNAUDITED)
Retained earnings                                      41.6             91.5            8.7         39.3          93.0
                                                      -----            -----            ----       -----         -----
($)
Earnings per share - basic
Income before extraordinary items                      0.11            0.14            0.96         1.51          2.25
Extraordinary items                                       -           (0.20)           0.18        (0.05)        (0.02)
                                                      -----            -----           ----        -----         -----
Total                                                  0.10           (0.06)           1.14         1.46          2.23
                                                      -----            -----           ----        -----         -----

Earnings per share - diluted
Income before extraordinary items                      0.11            0.14            0.95         1.46          2.14
Extraordinary items                                   (0.01)          (0.20)           0.17        (0.04)        (0.02)
                                                      -----            -----           ----        -----         -----
Total                                                  0.10           (0.06)           1.12         1.42          2.12
                                                      -----            -----           ----        -----         -----

COACH USA SUMMARY CONSOLIDATED BALANCE SHEETS
PRESENTED UNDER US GAAP

ASSETS

                                                3 MONTHS ENDED 31 MARCH                    YEARS ENDED 31 DECEMBER
($ million)                                            1998             1999           1996        1997            1998
                                                   (UNAUDITED)
Total current assets                                  107.0            157.2           40.5        97.8           148.8
Property plant and equipment - net                    460.9            596.3          191.1       395.8           574.3
Other assets                                          202.1            450.4           45.2       172.3           456.1
                                                      -----            -----          -----       -----         -------
TOTAL ASSETS                                          770.0          1,203.9          276.8       665.9         1,179.2
                                                      -----          -------          -----       -----         -------

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities                                   116.6            173.4           45.1       103.2           174.2
Other liabilities                                      45.4             64.0           58.1        41.1            65.1
Long-term debt                                        436.3            616.8          109.6       361.1           588.8
Total stockholders' equity                            171.7            349.8          104.0       160.6           351.0
                                                      -----          -------          -----       -----           -----
TOTAL LIABILITIES AND SHAREHOLDERS'
EQUITY                                                770.0          1,203.9          276.8       665.9         1,179.2
                                                      -----          -------          -----       -----         -------

BIOGRAPHICAL DETAILS ON THE SENIOR EXECUTIVE COMMITTEE OF COACH USA

Larry K. King
Chairman and Chief Executive Officer

Age 42, became a director of Coach USA in May 1996. Mr. King has served as Chairman of the Board of Directors and Chief Executive Officer since December 1998. Mr. King served as Senior Vice President and Chief Financial Officer of Coach USA from December 1995 to December 1998. Mr. King is also currently a director of Transportation Components, Inc.

John Mercadante, Jr.
President

Age 54, has been a director of Coach USA since May 1996. Mr Mercadante has served as President of Coach USA since May 1996 and previously served as President and Chief Operating Officer from May 1996 to December 1997. Mr Mercadante is currently a director of the Atlantic City Bus Operators Association and a director of the New Jersey Motor Bus Association.

Frank P. Gallagher
Executive Vice-President, Chief Operating Officer

Age 55, became a director of Coach USA in May 1996. Mr Gallagher has served as Executive Vice President and Chief Operating Officer of Coach USA since December 1997 and formerly served as Senior Vice President - Corporate Development from May 1996 to December 1997.

APPENDIX III: SOURCES AND BASES OF INFORMATION

For ease of reference, in this document all currency conversions between Pounds Sterling and US dollars have been made at a rate of pound sterling 1.00 = $1.60.

The total consideration of $1,808 million is based on an offer price of $42 per share applied to 25.4 million shares in issue as at 7th May 1999, including compensation for the holders of 4.0 million Coach USA shares under option. In addition, Stagecoach will assume Coach USA's net indebtedness which, as at 31st March, 1999, was $638 million. Net of proceeds to be received from the exercise of options, this figure would be adjusted to $571 million.

The information on Coach USA and its markets is based on the Form 10-K of Coach USA for the fiscal years ended 31st December, 1998, 1997 and 1996 and the Form 10-Q of Coach USA for the three months ended 31st March, 1999 and 31st March, 1998.

The financial information relating to Stagecoach set out in Appendix I has been derived from the audited consolidated accounts of Stagecoach for the financial period ended 30th April, 1998, and the preliminary announcement of the 30th April, 1999 results approved by the Board on 7th June, 1999. The financial information contained in this announcement does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. Statutory consolidated accounts of Stagecoach for the financial period ended 30th April, 1998 received an unqualified audit opinion, did not contain a statement under section 237(2) or (3) of the Companies Act and have been delivered to the Registrar of Companies. The statutory consolidated accounts of Stagecoach for the financial year ended 30th April, 1999 will be submitted to shareholders and delivered to the Registrar of Companies in due course.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on the current plans and expectations of Coach USA, and involve risks and uncertainties that could cause actual future results to be materially different from those set forth in the forward-looking statements. Important factors that could cause actual results to differ include, among others, risks that no transaction will occur and risks associated with the valuation of possible business combination transactions.

APPENDIX IV: DEFINITIONS

Acquisition                                                  The proposed acquisition of Coach USA by Stagecoach, as
                                                             described in this announcement

Coach USA                                                    Coach USA, Inc

Merger Agreement                                             Agreement and Plan of Merger, dated 12th June, 1999
                                                             among Stagecoach, SCH Holding Corp., SCH Acquisition
                                                             Corp. and Coach USA

J.P. Morgan                                                  J. P. Morgan Securities Ltd

London Stock Exchange                                        London Stock Exchange Limited

Stagecoach                                                   Stagecoach Holdings plc

United Kingdom or UK                                         The United Kingdom of Great Britain and Northern Ireland

United States or US                                          The United States of America, its territories and
                                                             possessions and any state of the United States and the
                                                             District of Columbia